Filed Pursuant to Rule 433
Registration Statement No. 333-228614

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the iShares® Global Clean Energy ETF
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The iShares® Global Clean Energy ETF (Bloomberg symbol: “ICLN”)
Payout Profile at Maturity	● 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value ● 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$13.00 to $13.40] per unit, a [30.00% to 34.00%] return over the principal amount, to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/0000009631/000091412121001846/bn55995773-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•
Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities included in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	There are liquidity and management risks associated with the Underlying Fund.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.
•	All of the securities held by the Market Measure are concentrated in one industry.
•	The notes will be subject to risks associate with the clean energy industry.
•	A limited number of securities may affect the level of the Underlying Index, and the Underlying Index is not necessarily representative of the clean energy industry.
•	The COVID-19 virus may have an adverse impact on BNS.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
5.00%	$11.50	15.00%
10.00%	$13.00	30.00%
10.67%	$13.20(1)	32.00%
20.00%	$13.20	32.00%
30.00%	$13.20	32.00%
40.00%	$13.20	32.00%
50.00%	$13.20	32.00%
60.00%	$13.20	32.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.